16003787

UNITED STATES

CURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SEC Mail Processing Section

FEB 26 2016

Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.G. NIELSEN & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 CHERRY CREEK SOUTH DRIVE SUITE 470
(No. and Street)

DENVER	CO	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WAYNE G. NIELSEN 303-830-1515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAUSEY DEMGEN & MOORE P.C.
(Name – *if individual, state last, first, middle name)*

1125 Seventeenth St., Suite 1450	Denver	CO	80202-2025
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

W.G. NIELSEN & CO.

INVESTMENT BANKING

MEMBER FINRA

W.G. NIELSEN & CO.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2015

OATH OR AFFIRMATION

I, WAYNE G. NIELSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.G. NIELSEN & CO., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Gail L Breece

Notary Public

GAIL L. BREECE NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 11-08-18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of W.G. Nielsen & Co.

We have audited the accompanying statement of financial condition of W.G. Nielsen & Co. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of W.G. Nielsen & Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.G. Nielsen & Co. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of W.G. Nielsen & Co.'s financial statements. The supplemental information is the responsibility of W.G. Nielsen & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Causey Demgen & Moore P.C.

Denver, Colorado
February 25, 2016

CAUSEY DEMGEN & MOORE P.C.

CAUSEY

W.G. NIELSEN &CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$ 170,332
Accounts receivable-trade, net of allowance of $0	5,000
Property and equipment:	
Office furniture and equipment	216,817
Leasehold improvements	56,850
	273,667
Less accumulated depreciation	(199,711)
Net property and equipment	73,956
Prepaid expenses and other assets	30,047
	$ 279,335

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and other accrued expenses	$ 19,433
Accrued commissions and payroll expenses	5,045
Deferred rent liability	13,581
Deferred revenue	24,150
Total liabilities	62,209
Commitments (Notes 4 and 7)	
Stockholder's equity:	
Common stock, $.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	666,287
Accumulated deficit	(449,171)
Total stockholder's equity	217,126
	$ 279,335

See accompanying notes.

W.G. NIELSEN &CO.
STATEMENT OF OPERATIONS
For the year ended December 31, 2015

Revenues:	
Consulting and financial advisory fees (Note 6)	$ 2,675,478
Interest and other	52,673
	2,728,151
Expenses:	
Salaries and payroll taxes	497,423
Commissions and finder fees	1,609,500
General and administration (Notes 3, 4 & 7)	792,662
Depreciation and amortization	30,181
Registration and regulatory fees	8,461
	2,938,227
Net loss	$ (210,076)

See accompanying notes.

W.G. NIELSEN & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2015

	Common stock		Additional paid-in	Accumulated	
	Shares	Amount	capital	deficit	Total
Balance, December 31, 2014	1,000	$ 10	$ 477,287	$ (238,386)	$ 238,911
Contributions from owner	-	-	189,000	-	189,000
Distributions to owner	-	-	-	(709)	(709)
Net loss for the year ended December 31, 2015	-	-	-	(210,076)	(210,076)
Balance, December 31, 2015	1,000	$ 10	$ 666,287	$ (449,171)	$ 217,126

See accompanying notes.

W.G. NIELSEN & CO.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (210,076)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	30,181
Changes in assets and liabilities:	
Accounts receivable	35,704
Prepaid expenses	18,622
Accounts payable and accrued expenses	(62,235)
Deferred revenue	(3,100)
Deferred rent liability	(8,755)
Total adjustments	10,417
Net cash used in operating activities	(199,659)
Cash flows from investing activities:	
Purchase of property and equipment	(13,803)
Net cash used in investing activities	(13,803)
Cash flows provided by financing activities:	
Contributions from owner	189,000
Distributions to owner	(709)
Net cash provided by financing activities	188,291
Net decrease in cash and cash equivalents	(25,171)
Cash and cash equivalents at the beginning of the year	195,503
Cash and cash equivalents at end of year	$ 170,332

See accompanying notes.

W. G. NIELSEN & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

1. Organization and summary of significant accounting policies

Organization:

W. G. Nielsen & Co. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company has claimed an exemption from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company participates only in direct placements and accordingly, does not hold cash or securities for the account of customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable:

The Company provides an allowance for doubtful collections which is based upon a review of outstanding receivables and historical collections information. Accounts receivables are charged off in the period they are deemed uncollectible. Recoveries of previously charged off are recorded when received. Recoveries of receivables previously charged off are recorded when received. Receivables due greater than 90 days amounted to $0 at December 31, 2015.

Revenue:

The Company recognizes revenues for services when the services are performed and are billable.

Advertising costs:

The Company expenses the cost of advertising as incurred. Advertising expense was $175 for the year ended December 31, 2015.

W. G. NIELSEN & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

1. Organization and summary of significant accounting policies (continued)

Concentration of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally accounts receivable and cash. The Company's cash is held at financial institutions at which deposits are insured by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the year ended December 31, 2015, the Company's cash demand deposits exceeded the FDIC's insurance limits.

Marketable securities owned:

Marketable securities owned are valued at market value.

Depreciation and amortization:

Property and equipment are stated at cost. Depreciation on office and equipment is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 10 years. Amortization of leasehold improvements is provided by the straight-line method over the shorter of the estimated useful life of the related assets or the lease term.

Investments:

Investments in common stock of non-controlled entities are recorded at cost and amounted to $2,700 at December 31, 2015. During the year ended December 31, 2015, these investments were not evaluated for impairment. The fair values of the investments are not estimated because there have been no identified events or changes in circumstances that have an adverse effect on the fair value and it is not practicable to estimate fair value.

Income taxes:

Effective January 1, 2014, the Company changed its tax status from a "C" corporation to "S" corporation. As an "S" corporation, the stockholder recognizes its share of income or loss on its individual tax return.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $109,110 which was $104,110 in excess of its required net capital of $5,000. The Company had aggregate indebtedness in the amount of $62,209, therefore, its net capital ratio was .57 to 1 at December 31, 2015.

3. Related party transactions

During the year ended December 31, 2015, the Company paid consulting expenses in the amount of $30,000 to a company related to the sole shareholder.

4. Commitments

The Company leases office space, equipment, and an automobile under non-cancelable operating leases. Total rental expense was $191,612 for the year ended December 31, 2015. Total rent income from month to month sub lease rental income amounted to $36,050 for the year ended December 31, 2015.

The total minimum rental commitment at December 31, 2015 is $152,019 for 2016.

5. Income taxes

The Company is subject to accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to "Accounting for Uncertainty in Income Taxes." The guidance applies to all tax positions accounted for in the financial statements, including positions taken in a previously filed tax return or expected to be taken in a future tax return.

The Company has analyzed its filing positions in Federal and state jurisdictions where it is required to file income tax returns. Management believes the Company's positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial conditions, results of operations or cash flows.

The Company is no longer subject to U.S. Federal income tax examinations for years prior to 2012. The Company is no longer subject to Colorado income tax examinations for years prior to 2011.

6. Major customer

Revenues earned from major customers are summarized in the table below, expressed as a percentage of consulting and financial advisory fees for the year ended December 31, 2015

Customer #1	11.4%
Customer #2	11.0%
Customer #3	9.1%

7. Profit sharing plan

The Company has established a 401(k) profit sharing plan ("the Plan"). Any employee who is 21 and has completed one year of qualifying service is eligible to participate in the Plan. Employer contributions into the Plan vest to participating employees over a six year period. Effective January 1, 2005, the Company elected to become a Safe Harbor 401(k) Plan. Safe Harbor non-elective contributions are equal to 3% of a participant's compensation up to $265,000 in 2015. Safe Harbor non-elective contributions into the plan totaled $30,082 for the year ended December 31, 2015. The Company did not make a discretionary employer profit sharing contribution to the Plan for 2015.

8. Subsequent events

The Company has evaluated events subsequent to December 31, 2015 through February 25, 2016, which is the date the financial statements were available to be issued. There are no material events noted in this period which would impact the results reflected in this report.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Schedule I

W.G. NIELSEN & CO.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

NET CAPITAL		
Total stockholder's equity	$	217,126
Deduct non-allowable assets:		
Accounts receivable		(3,200)
Net property and equipment		(73,956)
Prepaids and other assets		(30,047)
Net Capital before securities haircut		109,923
Haircut on securities		(813)
Net capital	$	109,110
AGGREGATE INDEBTEDNESS		
Total liabilities	$	62,209
Total aggregate indebtedness	$	62,209
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	104,110
Ratio: Aggregate indebtedness to net capital		0.57
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part IIA of Form X-17A-5 as of December 31, 2015)		
Net capital, as reported in Company's Part IIA amended FOCUS report	$	109,110

Schedule II
W. G. NIELSEN & CO.
As of December 31, 2015

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption is claimed from the provisions of rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(i). The Company participates in direct placements only and does not hold cash or securities for the account of customers. Consequently, it qualifies for the exemption from the provision of the SEC rule and Schedules II, III, and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of W.G. Nielsen & Co.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) W.G. Nielsen & Co. identified the following provisions of 17 C.F.R. §15c3-3(k) under which W.G. Nielsen & Co. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) W.G. Nielsen & Co. stated that W.G. Nielsen & Co. met the identified exemption provisions throughout the most recent fiscal year without exception. W.G. Nielsen & Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about W.G. Nielsen & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
February 25, 2016

W.G. NIELSEN & CO.

INVESTMENT BANKING
MEMBER FINRA

THE CITADEL
3200 CHERRY CREEK SOUTH DRIVE
SUITE 470
DENVER, COLORADO 80209
303-830-1515
FAX 303-830-6620
WWW.WGNIELSEN.COM

EXEMPTION REPORT
February 25, 2016

W.G. Nielsen & Co.'s Assertions

We confirm, to the best of knowledge and belief, that:

1. W.G. Nielsen & Co. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2015 to December 31, 2015.
2. W.G. Nielsen and Co. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2015 to December 31, 2015 without exception.

Wayne G. Nielsen
President

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Shareholder
of W.G. Nielsen & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by W.G. Nielsen & Co., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating W.G. Nielsen & Co.'s compliance with the applicable instructions of the Form SIPC-7. W.G. Nielsen & Co.'s management is responsible for W.G. Nielsen & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared for the Company's Focus filings, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared for the Company's Focus filings supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
February 25, 2016

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

CAUSEY

SIPC-7

(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33 REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2932*******************MIXED AADC 220
049316 FINRA DEC
W G NIELSEN & CO
3200 CHERRY CREEK DRIVE SOUTH
STE 470
DENVER CO 80209

Note: If any of the information shown on the mailing label requires correction, please e mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,822

B. Less payment made with SIPC-6 filed (exclude interest) (552)

7/22/15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,270

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $1,270

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,270

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

W. G. Nielsen and Company
(Name of Corporation, Partnership or other organization)

Thomas F. Campbell
(Authorized Signature)

Dated the 24th day of February, 2016

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,728,151
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Fees received from advisory work on asset sales (Deductions in excess of $100,000 require documentation) and other non securities related income (Please see enclosed letter).	1,999,204
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	1,999,204
2d. SIPC Net Operating Revenues	$ 728,947
2e. General Assessment @ .0025	$ 1,822
	(to page 1, line 2.A)

SIPC-6
(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6
(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2966**********************MIXED AADC 220
049316 FINRA DEC
W G NIELSEN & CO
3200 CHERRY CREEK DRIVE SOUTH
STE 470
DENVER CO 80209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Campbell
(303) 830-1515

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 552.35

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (-)

2. Assessment balance due 552.35

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

C Total assessment and interest due $ 552.35

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 552.35

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 22nd day of July, 2015

W. G. Nielsen and Co.
(Name of Corporation, Partnership or other organization)

Thomas F. Campbell
(Authorized Signature)

Financial and Operations Principal
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 6/30/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,350,145

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Fees received from advisory work on asset sales and other non-securities related income (Please see enclosed letter) 1,129,206

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ —

Enter the greater of line (i) or (ii) —

Total deductions 1,129,206

2d. SIPC Net Operating Revenues $220,939

2e. General Assessment @ .0025 $552.

(to page 1, line 2.A.)

3200 Cherry Creek S. Drive
Suite 470
Denver, Colorado 80209
303-830-1515
Fax 303-830-6620
WWW.WGNIELSEN.COM